August 15, 2008

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:     Tamara Tangen, Senior Staff Accountant
      Jay Ingram, Senior Staff Attorney

Re:    PDI, Inc.
  Form 10-K for the year ended December 31, 2007
  Filed March 13, 2008

  Form 10-Q for the Quarterly Period Ended March 31, 2008
  Filed May 9, 2008

  Definitive Proxy Statement on Schedule 14A
  Filed April 28, 2008

  Form 8-K
  Filed June 26, 2008

  File No. 333-46321

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 3, 2008 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”), the Company’s quarterly report on Form 10-Q for the period ended March 31, 2008 (“Form 10-Q”), the Company’s Definitive Proxy Statement on Schedule 14A (“Proxy Statement”) and the Company’s current report on Form 8-K dated June 26, 2008.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K

Item 1.  Business, page 5

1.
Because you appear to be substantially dependent on your customer relationships that accounted for 37.9% of your revenue for the fiscal year, please advise if you considered naming these customers, providing a description of your contractual arrangements with them, and filing your agreements with them as exhibits.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

As disclosed in its Form 10-K, the Company’s three largest customers accounted for approximately 13.7%, 12.9% and 11.3% of its consolidated revenues for the year ended December 31, 2007.  At the time each of these agreements was entered into, the Company issued press releases on May 11, 2006, July 2, 2007 and March 29, 2007, respectively, announcing the entering into arrangements with these three customers, and each of these press releases included information regarding (i) the general size and industry of the customer (such as “a top-five pharmaceutical company”), (ii) the term of the engagement and (iii) the anticipated revenue to be earned from each arrangement during the term of the engagement.  In addition to this disclosure, an overview of the material terms of the Company’s contract sales force agreements is set forth under “Item 1 – Reporting Segments and Operating Groups” and “Item 1 – Business – Contracts” in the Form 10-K, and the terms of the agreements with the Company’ s three largest customers are substantially consistent with these descriptions.  In light of the aforementioned disclosure set forth in the Form 10-K and the additional information otherwise publicly available at the time of the filing of the Form 10-K, the Company believed that including the specific names of these customers did not provide investors with additional material information regarding these arrangements.  However, in light of the Staff’s comment and consistent with Item 101(c)(vii) of Regulation S-K, the Company will in the future include in its Annual Reports on Form 10-K the name of any customer who accounted for ten percent or more of the Company’s consolidated revenues for the fiscal year.

As noted above, the Form 10-K and other public disclosures made by the Company provide information regarding the material terms of the Company’s arrangements with its customers in its sales services business segment, including its larger customers.  The Company believes, however, that it was not necessary to file these agreements as exhibits to its Form 10-K pursuant to Item 601(b)(10) because each of these agreements was entered into in the ordinary course of business, as evidenced by the fact that (i) each of these agreements relate to contract sales force services provided by the Company, which has been the Company’s core business and its primary source of revenue since its inception and (ii) the material terms of each of these agreements are substantially consistent with the terms set forth in the Company’s standard contract sales force agreements.  In addition, the Company is of the view that, as of December 31, 2007, while its three largest customers collectively accounted for a significant portion of its consolidated revenues, the Company’s business was not “substantially dependent” on any single agreement with any of its customers.  In light of the fact that the Company’s three largest agreements are all of similar magnitude, and no single agreement accounted for more than 14% of the Company’s consolidated revenues for the year ended December 31, 2007, the Company believes that its business is not “substantially dependent” on any one of these agreements.  This view is also supported by the variable nature of the Company’s customer base for its businesses.  In particular, as disclosed in the Form 10-K, its contract sales force agreements are generally short-term in duration and are terminable by the customer for any reason, as evidenced by the fact that the composition of the Company’s three largest customers has changed for each of the fiscal years ended December 31, 2005, 2006 and 2007.

Item 7.  Management’s Discussion and Analysis, page 36

2.
Please note that purpose of this subsection is to provide investors with an understanding of the matters with which management is concerned primarily in evaluating PDI’s financial condition and operating results.  Notwithstanding your disclosure in the risk factors section and in Management’s Discussion and Analysis on page 26, it appears investors would benefit from an enhanced discussion of the ongoing and significant loss of your key customer base and the steep decline in revenue that you are experiencing as a result.  Please enhance your discussion to provide a balanced executive-level perspective of the key economic or industry-wide factors relevant that are contributing to the Company’s current economic and strategic position and provide critical insight into the challenges, risks and opportunities that concern management and discuss any action being taken to address them.  Please refer to SEC Release No. 33-8350 (December 29, 2003) and Item 303 of Regulation S-K.

Response:

The Company has included in its Form 10-Q for the quarterly period ended June 30, 2008 an “Overview” that includes an enhanced discussion to provide the information required by Item 303 of Regulation S-K, as interpreted by SEC Release No. 33-8350. The Company will comply with this Staff comment in all future filings.

Item 9A Controls and Procedures, page 37

3.
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of the Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  Refer also to the Form 10-Q for quarterly period ended March 31, 2008.

Response:

The Company’s Form 10-Q for the quarterly period ended June 30, 2008 deleted all references in the second paragraph of section 9A that previously referred to the level of assurance of our disclosure controls and procedures. The Company will comply with this Staff comment in all future filings.

Consolidated Balance Sheet, page F-3

4.	Tell us the nature of amounts included in the accrued incentives line item and identify the accounting literature upon which the accrual is based.

Response:

Included in accrued incentives are the estimated 2007 bonus payments to field and corporate employees to be paid in 2008.  These accruals are made based on management’s best estimate of the amount of bonus earned by field employees in accordance with their respective program contracts and by corporate employees under the 2007 short-term incentive plan established by the Compensation and Management Development Committee of the Board of Directors (the “Compensation Committee”).  The accrual is based on the guidance in Accounting Research Bulletin No.43 and FASB Concept Statement No. 6, “Elements of Financial Statements.”

In future filings, to avoid any confusion, the Company will label accrued employee bonuses as “accrued salary and bonus” rather than “accrued incentives”.  In addition, the Company will reclassify accrued salaries and wages from other current liabilities to accrued salary and bonus.

5.
Provide a summary of the significant items classified in your other accrued liabilities account.  Tell us your consideration of Rule 5-02.20 of Regulation S-X in presenting other liabilities on an aggregate basis.

Response:

The components of ‘Other accrued expenses’ are various items, including tax related liabilities, deferred compensation liability, and corporate and divisional expense accruals, none of which was in excess of 5% of total current liabilities at December 31, 2007 and December 31, 2006.  To the extent that any of these items is in excess of 5% of total current liabilities in any future period, the Company will state them separately in the balance sheet or in a note thereto in the applicable filings.  See the summary of these items on Attachment A of this letter.

Notes to Consolidated Financial Statements
Note 1 Nature of Business and Significant Accounting Policies
Revenue Recognition and Associated Costs. pages F-10 and F-11

6.	Clarify whether revenue from incentive fees and performance based contracts represent the same or different revenue streams.

Response:

Revenue from incentive fees and performance-based contracts represent different revenue streams.

On certain product detailing programs, the Company receives incentive fees in addition to its service fees for meeting certain benchmarks.  For example, assume prescriptions for a month exceeded the prescription benchmark in the applicable agreement by 5% and the agreement specified that the Company would receive an additional $1.50 for all details performed in that month above its agreed upon service fee.  In this example, if the Company performed 20,000 details for the month, the Company would record $30,000 of revenue from incentive fees in addition to its base service fee.

The Company recognizes revenue from incentive fees in the period earned and when the Company is reasonably assured that payment will be made.  Because the Company generally does not have access to the benchmark information (i.e., the number of prescriptions written), there is sometimes a delay between when the Company has earned the revenue and when it is recognized as the Company is not assured payment will be made until the client provides the benchmark information and/or confirms that the Company has met or exceeded the applicable benchmark.  However, the Company recognizes its base service fees as the services are provided.

Under performance based contracts, the Company only receives a fee when the performance based parameters are achieved.  For example, a contract may set the target number of details at 10,000 details per month, with the Company earning $5.00 per detail if it achieves at least 90% of this target and $4.00 per detail if it achieves less than 90% of this target.  Based upon this example, 10,200 details were performed in a month, Company would recognize $51,000 in revenue.

7.
We noted that many of your product detailing contracts allow for additional periodic incentive fees to be earned if certain performance benchmarks are achieved and that you recognize revenue from incentive fees in the period earned.  Tell us how you define “earned” and confirm that your recognition of these contingent fees complies with guidance set forth in SAB Topic 13(A)(4)(c).

Response:

Please see response above.  Revenue from incentive fees is recognized and recorded when the Company is reasonably assured that payment will be made, and is typically based upon verification through calculation of achievement, third party data or client verification.  The Company follows the guidance in SAB Topic 13(A)(4)(c), whereby the Company would recognize as revenue in any period only its service fees until the Company has verified that the performance benchmarks were achieved.  Additionally, the Company records revenue in a period from performance-based contracts at the lower threshold until the higher threshold is achieved.

8.
With regard to arrangements in which you receive a specific contract payment from a customer expressly for compensation related to recruiting, hiring and training services, tell us what consideration you have given to whether the entire arrangement fee is subject to the guidance in EITF 00-21.  In responding, identify the deliverables included in these arrangements, how you determine that the allocation of this specific fee to these services was appropriate, and the pattern for the recognition of the remaining consideration received in the arrangement.

Response:

During the periods presented in its Form 10-K, the Company did not have any contracts that expressly compensated it for recruiting, hiring and training services.  The Company acknowledges that its disclosure regarding arrangements in which the Company receives a specific contract payment from a customer expressly for compensation related to recruiting, hiring and training services as well as a portion of its disclosure regarding its accounting for training expenses is outdated.  Currently, the majority of the Company’s contracts specify that training expenses are to be treated as pass thru expenses where the Company bills the customer as these expenses are incurred. Reimbursements received are characterized as revenue and an identical amount is included in cost of services in the consolidated statements of operations.  In future filings, the Company will update its disclosure for recognition of revenue and associated cost as follows:

Training costs include the costs of training the sales representatives and managers on a particular product detailing program so that they are qualified to properly perform the services specified in the related contract.  For the majority of the Company’s contracts, training costs are reimbursable out-of-pocket expenses.  For contracts where the Company is responsible for training costs, these costs are deferred and amortized on a straight-line basis over the shorter of the life of the contract to which they relate or 12 months.

The Company has considered EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21) in developing its revenue recognition policies.  For its detailing contracts, the Company believes that there is only one deliverable – providing a sales force to detail a customer’s product for the contract period.  Recruiting, hiring and training are an integral part of providing a sales force, not separate deliverables.  Therefore, the Company believes that its detailing contracts only have one unit of accounting and thus the revenue recognition principles under EITF 00-21 are not applicable.  The Company believes that it is appropriately recognizing revenue under SAB 104.  SAB 104 specifically covers services transactions and provides guidance that revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern.  For detailing contracts, revenue is recognized on straight-line basis over the length of the contract.

Note 2 Investment in Marketable Securities, page F-14

9.
We note that you have classified certain investments as held-to-maturity investments.  Tell us how your disclosures comply with paragraphs 19 to 20 of SFAS 115.  Explain why you do not show contractual maturities based on investment type instead of on aggregated basis.  You discuss that the weighted average maturity of certain investments was 17.6 months, however, you disclose that those investments has a weighted average of 21.4 months in your March 31, 2008 Form 10-Q.  Please explain why this average increase while the amounts classified as long-term assets did not change significantly.

Response:

At December 31, 2007, held-to-maturity investments totaled $14,628,044 at amortized cost (carrying amount), $14,627,591 at cost and $14,665,561 at fair value.  With the exception of its operating bank accounts, its cash and marketable securities are held in two separate broker accounts.  One of these accounts is held at the financial institution that writes the Company’s letters of credit, which require the Company to maintain in its account investments equal to or in excess of these letters of credit.  As of March 31, 2008 and December 31, 2007, the Company had $7.1 million and $7.3 million, respectively, in letters of credit outstanding.  The Company accounts for the investments in this broker account similar to an escrow account in that these funds are not available for operations and, therefore, the Company classifies these investments in other current assets or other long-term assets based on when the Company expects these funds to be released, not based on the maturity of the underlying investments.  Funds collateralizing the letters of credit for the Company’s existing insurance policies are classified as other current assets as the insurance policies are negotiated and renewed annually, and funds collateralizing the letters of credit for the Company’s facility leases are classified as other long-term assets as these leases expire in 2016.

SFAS 115 paragraph 19 requires disclosure for securities classified as held-to-maturity of the aggregate fair value, gross unrecognized holding gains and losses and net carrying amount by major security type as of each date for which a statement of financial position is presented.  The net carrying amount is amortized cost, which is disclose in Note 1, Nature of Business and Significant Accounting Policies under Investment in Marketable Securities and Fair Value of Financial Instruments and in Note 2, Investment in Marketable Securities, which also discloses the net carrying amount by major security type as of each date for which a statement of financial position is presented.  In Note 1 and in Note 2, the Company states that “marketable securities classified as held-to-maturity are carried at amortized cost, which approximates fair value,” which it does and, therefore, there are minimal unrecognized holding gains or losses.  To the extent that amortized cost no longer approximates fair value in any future period, the Company will modify its disclosure accordingly in the applicable filings.

SFAS 115 paragraph 20 requires disclosure about contractual maturities for debt securities classified as available-for-sale and held-to-maturity.  Paragraph 20 also says that “maturity information may be combined in appropriate groupings”; however, it does not specify that this must done based on investment type.  There are no debt securities at March 31, 2008 or December 31, 2007 that are classified as available-for-sale.  Debt securities classified as held-to-maturity are classified into two groups – short-term investments and investments supporting the Company’s letters of credit.

	March 31,	December 31,
	2008	2007

Short-term investments:
Corporate debt securities	$9,372	$7,340
Investments supporting letters of credit:
Cash/money accounts	615	2,390
US Treasury securities	1,498	1,498
Government agency securities	5,000	3,400
	7,113	7,288
Total	$16,485	$14,628

Short-term investments	$9,372	$7,340
Investments supporting letters of credit:
Other current assets	5,138	5,138
Other long-term assets	1,975	2,150
	7,113	7,288
	$16,485	$14,628

The Company disclosed in its Form 10-Q and Form 10-K that the weighted average maturity of short-term investments was 2.4 months and 3.5 months as of March 31, 2008 and December 31, 2007, respectively, and the weighted-average maturity for investments supporting the Company’s letters of credit was 21.4 months and 17.6 months, as of March 31, 2008 and December 31, 2007, respectively.  The Company believes that this meets the requirements under SFAS 115.  Securities supporting the Company’s letter of credit at December 31, 2007 included $2.4 million of cash.  The $2.4 million of cash represents proceeds from maturities that were not reinvested by the end of the year.  This cash is not included in the Company’s cash and cash equivalent amount as it is required to support the Company’s letters of credit.  Since cash has no maturity, when this cash was invested in debt securities during the first quarter, it caused the weighted average maturity for the investments supporting letters of credit to increase.  Again, the classification between current and long-term depends on when the Company expects the funds to be released not based on the maturity of the underlying securities.  As such there is a disconnect between the increase in the weighted average maturity for these investments and the decrease in the other long-term asset balance.  The Company has been consistent in its treatment of these investments supporting letters of credit and believes that classifying based on when the funds will be released is appropriate rather than based on maturities of the investments.

Explain why some of the investments classified as held-to-maturity are classified as short-term investments and some are classified as other current assets.  That is, indicate why the amounts classified within current assets are being “split” into two captions.

Response:

Please see response above.  The securities supporting the Company’s letters of credit are not available for operations and, therefore, are classified as other current assets or other long-term assets.

10.
We note that you sold and purchased investments during the year as is shown on your statement of cash flows.  Tell us your consideration of the disclosure requirement of paragraph 21 of SFAS 115.  Explain why you have presented the investment activity on a net basis instead of on a gross basis.  See paragraphs 11 to 13 of SFAS 95.

Response:

The Company complied with this requirement in filing its Form 10-Q for the quarterly period ended June 30, 2008, and will comply with this Staff comment in all future filings.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

11.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

The Company complied with this requirement in filing its Form 10-Q for the quarterly period ended June 30, 2008, and will comply with this Staff comment in all future filings

Form 10-Q

Notes to Consolidated Financial Statements
Note 2 Nature of Business and Significant Accounting Policies
Fair Value of Financial Instruments. page F-6

12.
Explain why you do not include the fair value for the marketable securities classified as “held-to-maturity”.  See paragraph 10 of SFAS 107.  Tell us the method and assumptions used to determine the fair value of these marketable securities.  We note that you disclose in Note 7 that the adoption of SFAS 157 was limited to available-for-sale securities.  Explain why these measurements do not apply to your fair value disclosure under SFAS 107.  See paragraphs 2 and 5 and appendix D of SFAS 157.

Response:

Note 2 Nature of Business and Significant Accounting Policies, Fair Value of Financial Instruments should have included the following: Marketable securities classified as held-to-maturity are carried at amortized cost which approximates fair value.  The difference between amortized cost and fair value for held-to-maturity investments was less than $30,000 at March 31, 2008.

The fair value for marketable securities is based on publicly available market prices.

The Company acknowledges that held-to-maturity investments should be included in Note 7 for disclosure purposes and complied with this requirement in its Form 10-Q for the quarterly period ended June 30, 2008, and will comply with this Staff comment in all future filings.

Proxy Statement

Compensation Discussion and Analysis

13.
Please describe in more detail the role of the Chief Executive Officer and the Vice President of Human Resources in PDI’S compensation process and their input during the crafting of compensation packages.  You disclose on page 13 that the CEO and the VP of Human Resources attend Compensation Committee Meetings by invitation in order to provide additional insight, suggestions or recommendations.  Please elaborate.

Response:

The Company’s Chief Executive Officer (“CEO”) and Executive Vice President, Human Resources (“EVP of HR”) participate in the process of determining the compensation for the Company’s senior executives.  During the first quarter of each year, a summary of current year goals for each senior executive of the Company is presented to the Compensation Committee for review, input and approval.  The CEO and the EVP of HR work closely with each of the Company’s senior executives to develop and refine these goals. In addition, the Compensation Committee approves the financial targets and related level of funding for achievement of these targets under the annual cash incentive plan for these individuals.  During the first quarter of the following year, the CEO, with the assistance of the EVP of HR, undertakes a performance evaluation of each senior executive based upon the goals established for each executive during the prior year.  The Compensation Committee then meets with the CEO to discuss and review each senior executive’s performance during the last fiscal year and the level of achievement of each senior executive’s goals.  The CEO provides the Compensation Committee with recommendations regarding any increases in base salary, the annual cash incentives as well as the long-term equity incentive awards to be made to each senior executive.  The Compensation Committee then makes a final determination, in its sole discretion, regarding the compensation package of each senior executive based on the recommendation of the CEO as well as the Company’s results of operations compared with the previously established financial targets under the annual cash incentive plan and any relevant position-based executive compensation benchmarking data provided by the Compensation Committee’s independent compensation consultant.

In its future proxy statement, the Company will expand its disclosure on the compensation process to include additional information regarding the role of the CEO and EVP of HR.

Given that it appears that you engage in some benchmarking of the compensation of your named executive officers, we would expect to see disclosure addressing how you target each element of compensation against the comparator companies.  Please specify how each element of compensation relates to the data you have analyzed from comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

Response:

The Compensation Committee utilizes general industry surveys provided by its independent compensation consultant to benchmark the Company’s executive compensation against position-based compensation data for similarly sized companies.  The overall objective of the Compensation Committee is to target the total compensation of the Company’s executives generally within the median range of the survey data if the Company’s financial targets and the executive’s annual goals are achieved during the year.  Generally speaking, each element of executive compensation is targeted as follows:  (i) base salary is targeted to be within the median range; (ii) annual cash incentives have historically been targeted above the median range with an effort in recent years to align this element of executive compensation more closely within the median range; and (iii) the higher end of the dollar ranges established for the long-term equity incentive awards have generally been targeted within the median range.  However, due to a variety of reasons, including specific recruitment initiatives as well as an assessment of the level and type of responsibilities associated with certain executive positions within the Company and the specific experience, expertise and background of particular individuals, the various elements of executive compensation may vary considerably from the median range of the survey data for each executive position.  Therefore, each element of compensation for the Company’s senior executives is reviewed annually and benchmarked against the applicable compensation element derived from the survey data, and adjustments are made as deemed advisable by the Compensation Committee in light survey data as well as a variety of other performance related and other factors taken into consideration by the Compensation Committee.

During 2007, the base salaries of the Company’s named executive officers (except the CEO and the EVP of HR) were within the median range and were therefore increased by three percent consistent with industry trends.  In the case of the CEO, the base salary was increased by four percent in order to bring the CEO’s base salary closer to the median range of the survey data, though it still remained closer to the 25th percentile range.  In the case of the EVP of HR, the base salary was somewhat higher than the median range and, therefore, was not increased during 2007.  With respect to annual cash incentives for 2007, the target level established for the CEO was below the median range while the target levels for the other named executive officers were generally within the median range, except with respect to the EVP of HR.  In the case of the EVP of HR, the target level for 2007 was reduced from the previous year in order to bring the level closer to the median range, although it remained significantly above the median range.  Actual annual cash incentive payments made to these executives ranged from 40% to 90% of the established targets, based on a variety of Company and individual performance-related factors that were discussed in detail under “Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Incentives”.  With respect to long-term equity incentive awards for 2007, the higher end of the dollar ranges established by the Compensation Committee for awards to the Company’s executive officers (other than the EVP of HR) were generally within the median range for this particular element of compensation.  In the case of the EVP of HR, while the higher end of the dollar range established for the long-term equity incentive award for 2007 was significantly greater than the median range, it represented a reduction from the previous year in order to bring the level closer to the median range.  Long-term equity awards actually granted to these executives were at the lowest end of the established ranges, based on a variety of factors that were discussed in detail under “Compensation Discussion and Analysis – Elements of Compensation – Long-Term Equity Incentives” and were generally below the median range of the survey data.

In future proxy statements, the Company will expand its disclosure consistent with the foregoing in order to provide additional information regarding how the Company targets each element of compensation against comparator companies.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Company also understands that the Division of Enforcement has access to all information we provide to the Staff in connection with your review of our filings or in response to your comments on our filings.

Please contact me (phone: (201) 258-8451; facsimile: (201) 258-8541; email: jesmith@pdi-inc.com) if you have any further comments or require additional information.

Yours truly,
/s/ Jeffrey E. Smith
Chief Executive Officer

ATTACHMENT A

5.
Provide a summary of the significant items classified in your other accrued liabilities account.  Tell us your consideration of Rule 5-02.20 of Regulation S-X in presenting other liabilities on an aggregate basis.

		2007	2006

5% of total current assets		$1,459,376	$2,227,715

Accrued auto insurance liability	A	$1,220,629	$1,367,611
Accrued salaries and wages	C	1,183,348	1,475,119
Accrued workers compensation.	A	1,139,047	1,145,674
Accrued Medical Claims	A	508,228	-
Accrued T&E		723,389	766,992
Franchise tax payable		650,868	68,000
Accrued honoraria		630,825	558,170
Unclaimed property liability		516,683	505,833
Accrued audit and tax fees		470,000	1,741,496
Deferred compensation plan		459,460	661,966
Accrued reorganization exp	B	305,434	988,870
Accrued severance		210,000	1,800,000
Accrued settlements and legal fees		171,662	275,035
Income tax payable		87,737	1,747,441

All others		3,706,982	4,275,968

Account total		$11,984,292	$17,378,175

A		Amount disclosed in Note 1, Self-Insurance Accruals.
B		Amount disclosed in Note 14, Facilies Realignment.
C		In future filings, accrued salaries and wages will be shown separately with accrued bonus.
See response to question 4.